Super Group Reports Second Quarter 2023 Financial Results

Second Quarter Highlights:

•	Revenue of €380.8 million

•	Profit for the period of €27.6 million includes a non-cash charge of €6.1 million arising from the change in fair value of option liability

•	Operational EBITDA ex-US of €82.6 million and a loss of €12.6 million from the US amounted to Operational EBITDA of €70.0 million

New York, NY – August 17, 2023 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced second quarter 2023 consolidated financial results.
Neal Menashe, Chief Executive Officer of Super Group, commented: “Super Group has delivered financial results that reflect our ongoing focus on both an optimized global footprint and investment in long-term growth. This quarter's strong revenue performance has delivered enhanced economies of scale in multiple markets, resulting in significant year-over-year growth in Operational EBITDA, ex-US. We remain confident in our business model and focused in our search for future growth opportunities in the global online casino and sports betting industry.”
Alinda van Wyk, Chief Financial Officer of Super Group, stated: “Our second quarter results, ex-US included record revenue and solid Operational EBITDA of €82.6 million. Our monthly active customer numbers continue to show momentum reaching 3.7 million which we believe is a key driver for future growth. Achieving scale in each of our markets, combined with driving cost efficiencies throughout the business remain our focus for long-term growth and bringing us back to consistent ex-US EBITDA margin from operations of greater than 20%. With regards to the US, the business is tracking in-line with expectations and we are confident in our strategy."

Financial Highlights
•Revenue increased by 19% to €380.8 million for the second quarter 2023 from €320.8 million in the same period from the prior year driven by growth from Africa and Middle East and European markets partially offset by declines from North America (predominantly in Canada due to regulatory changes in Ontario) and Asia-Pacific markets.
•Profit for the period for the second quarter 2023 was €27.6 million, which included a non-cash charge of €6.1 million related to the increase in fair value of a liability for a call option granted to a third-party to purchase the B2B division of Digital Gaming Corporation Limited ("DGC"), which Super Group acquired in January 2023. Profit for the period of €298.6 million for the second quarter of 2022 included the positive impact of non-cash adjustments of €283.3 million related to the business combination and SGHC's public listing on January 27, 2022.
•Operational EBITDA was €70.0 million for the second quarter 2023 compared to €53.6 million in the second quarter of 2022. The measure for the second quarter 2023 was comprised of €82.6 million ex-US and a loss of €12.6 million in the US.
•Monthly Active Customers increased 40% to 3.7 million during the second quarter 2023 from 2.7 million in the second quarter of 2022.
•Cash and cash equivalents was €228.7 million at June 30, 2023, down from €254.8 million at December 31, 2022. This net reduction during the second quarter 2023 was the result of:
◦Inflows from operating activities amounting to €53.2 million;
◦Inflows from investing activities of €54.1 million. This was mainly attributable to a transfer of €138.5 million of restricted cash for the DGC bank lending facility into the available cash balance, reduced by a preceding injection into the facility of €18.6 million. There was an additional increase of €3.9 million resulting from interest and receipts from loans receivable. These increases were offset by the further investment in tangible and intangible assets of €25.7 million, predominantly due to the capitalization expenditure on software; issuance of loans of €39.8 million to Apricot Investments Limited; as well as the cash paid on the acquisition of DGC of €11.7 million net of €7.7 million acquired from DGC;
◦Outflows from financing activities of €125.2 million was primarily due to DGC settling its bank lending facility of €139.5 million, offset by proceeds from interest-bearing borrowings of €18.5 million; and
◦A loss of €8.1 million was a result of foreign currency fluctuations on foreign cash balances held over this period.
Revenue by Geographical Region for the Three Months Ended June 30, 2023 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	110,029	298	110,327
Asia-Pacific	41,142	27,973	69,115
Europe	36,519	20,608	57,127
North America	37,590	99,514	137,104
South/Latin America	3,657	3,459	7,116
Total revenue	228,937	151,852	380,789
	%	%	%
Africa and Middle East	48%	—%	29%
Asia-Pacific	18%	18%	18%
Europe	16%	14%	15%
North America	16%	66%	36%
South/Latin America	2%	2%	2%

Revenue by Geographical Region for the Three Months Ended June 30, 2022 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	62,914	660	63,574
Asia-Pacific	50,756	26,632	77,388
Europe	28,516	1,993	30,509
North America	32,616	109,513	142,129
South/Latin America	3,893	3,323	7,216
Total revenue	178,695	142,121	320,816
	%	%	%
Africa and Middle East	35%	—%	20%
Asia-Pacific	28%	19%	24%
Europe	16%	1%	10%
North America	19%	78%	44%
South/Latin America	2%	2%	2%

Revenue by Geographical Region for the Six Months Ended June 30, 2023 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	197,453	752	198,205
Asia-Pacific	76,190	50,922	127,112
Europe	71,008	41,946	112,954
North America	75,245	192,065	267,310
South/Latin America	7,333	6,396	13,729
Total revenue	427,229	292,081	719,310
	%	%	%
Africa and Middle East	46%	—%	28%
Asia-Pacific	17%	18%	17%
Europe	17%	14%	16%
North America	18%	66%	37%
South/Latin America	2%	2%	2%

Revenue by Geographical Region for the Six Months Ended June 30, 2022 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	126,700	1,996	128,696
Asia-Pacific	105,410	50,620	156,030
Europe	58,708	4,520	63,228
North America	67,679	225,498	293,177
South/Latin America	7,178	6,986	14,164
Total revenue	365,675	289,620	655,295
	%	%	%
Africa and Middle East	35%	1%	20%
Asia-Pacific	29%	17%	24%
Europe	16%	2%	10%
North America	18%	78%	44%
South/Latin America	2%	2%	2%

Revenue by product line for the Three Months Ended June 30, 2023 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	72,028	151,620	223,648
Sports betting[1]	143,012	1	143,013
Brand licensing[2]	8,316	—	8,316
Other[3]	5,581	231	5,812
Total revenue	228,937	151,852	380,789

Revenue by product line for the Three Months Ended June 30, 2022 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	62,139	142,174	204,313
Sports betting[1]	110,740	(53)	110,687
Brand licensing[2]	5,766	—	5,766
Other[3]	50	—	50
Total revenue	178,695	142,121	320,816

1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
2 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
3 Other relates to profit share, royalties and outsource fees from external customers.

Revenue by product line for the Six Months Ended June 30, 2023 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	138,172	291,595	429,767
Sports betting[1]	261,294	46	261,340
Brand licensing[2]	17,148	—	17,148
Other[3]	10,615	440	11,055
Total revenue	427,229	292,081	719,310

Revenue by product line for the Six Months Ended June 30, 2022 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	119,595	289,220	408,815
Sports betting[1]	219,777	400	220,177
Brand licensing[2]	25,656	—	25,656
Other[3]	647	—	647
Total revenue	365,675	289,620	655,295

1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
2 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
3 Other relates to profit share, royalties and outsource fees from external customers.

Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”).
EBITDA, Adjusted EBITDA and Operational EBITDA are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, financial income, financial expense and income tax expense/credit. Adjusted EBITDA is defined as EBITDA less gain on derivative contracts and gain on bargain purchase plus transaction costs, share listing expense, change in fair value of option, adjusted RSU expense and change in fair value of warrant liabilities and earnout liabilities, associated foreign exchange movements and unrealized foreign currency gains and losses. Operational EBITDA is Adjusted EBITDA further adjusted to exclude other non-recurring adjustments outside of the current year’s operations as may be deemed appropriate by the company’s audit committee.
Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of Profit after tax to EBITDA and Adjusted EBITDA and Operational EBITDA
in € ‘000s:

	Three Months ended June 30,		Six Months ended June 30,
	2023	2022	2023	2022
Profit for the period	27,559	298,561	25,636	135,337
Income tax expense	14,203	5,623	20,640	14,582
Finance income	(2,070)	(352)	(3,266)	(665)
Finance expense	537	314	1,084	663
Depreciation and amortization expense	20,311	15,175	41,755	31,169
EBITDA	60,540	319,321	85,849	181,086
Transaction fees	—	207	—	21,611
Gain on derivative contracts	—	—	—	(1,712)
Share listing expense	—	—	—	126,252
Foreign exchange on revaluation of warrants and earnouts	—	24,029	—	24,029
Change in fair value of warrant liability	—	(63,988)	—	(34,614)
Change in fair value of earnout liability	—	(219,321)	—	(194,936)
Change in fair value of option	6,087	—	8,278	—
Adjusted RSU expense	2,671	3,376	5,778	3,376
Unrealized foreign exchange[1]	725	(10,827)	4,074	(10,677)
Adjusted EBITDA	70,023	52,797	103,979	114,415
Non recurring and non operational adjustments	6	818	722	2,377
Operational EBITDA	70,029	53,615	104,701	116,792

Operational EBITDA, ex-US	82,674	53,615	133,929	116,792
Operational EBITDA, US	(12,645)	—	(29,228)	—
1 Unrealized foreign exchange movements has been reclassified in the Adjusted EBITDA calculation. This has resulted in a restatement of Adjusted EBITDA for all prior periods.

Webcast Details
The Company will host a webcast at 8:30 a.m. ET today to discuss the second quarter 2023 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.
Contacts:
Investors:
investors@sghc.com
Media:
media@sghc.com
Source: Super Group

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, expectations and timing related to market entries and expansion, projections of market opportunity, growth and profitability expected growth of Super Group’s customer base, expansion into new markets.
These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxviii) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 27, 2023, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the Three Months and Six Months Ended June 30, 2023 and 2022
(€ in '000s, except for share and profit per share)

	Three months ended June 30,		Six Months Ended June 30
	2023	2022	2023	2022
Revenue	380,789	320,816	719,310	655,295
Direct and marketing expenses	(277,329)	(225,700)	(553,039)	(466,417)
Other operating income	1,028	2,886	2,309	5,293
General and administrative expenses	(37,861)	(37,754)	(74,453)	(72,455)
Transaction fees	—	(207)	—	(21,611)
Depreciation and amortization expense	(20,311)	(15,175)	(41,755)	(31,169)
Profit from operations	46,316	44,866	52,372	68,936
Finance income	2,070	352	3,266	665
Finance expense	(537)	(314)	(1,084)	(663)
Gain on derivative contracts	—	—	—	1,712
Foreign exchange on revaluation of warrants and earnout liabilities	—	(24,029)	—	(24,029)
Share listing expense	—	—	—	(126,252)
Change in fair value of warrant liability	—	63,988	—	34,614
Change in fair value of earnout liability	—	219,321	—	194,936
Change in fair value of option	(6,087)	—	(8,278)	—
Profit before taxation	41,762	304,184	46,276	149,919
Income tax expense	(14,203)	(5,623)	(20,640)	(14,582)
Profit for the period	27,559	298,561	25,636	135,337

Profit for the period attributable to:
Owners of the parent	26,578	298,561	24,173	135,337
Non-controlling interest	981	—	1,463	—
	27,559	298,561	25,636	135,337
Other comprehensive income items that may be reclassified subsequently to profit
Foreign currency translation	1,190	(3,492)	(792)	(2,375)
Other comprehensive income for the period	1,190	(3,492)	(792)	(2,375)
Total comprehensive income for the period	28,749	295,069	24,844	132,962

Total comprehensive profit for the period attributable to:
Owners of the parent	27,768	295,069	23,381	132,962
Non-controlling interest	981	—	1,463	—
	28,749	295,069	24,844	132,962

Weighted average shares outstanding, basic	498,517,588	490,197,468	498,337,223	489,266,292
Weighted average shares outstanding, diluted	499,544,535	490,197,468	499,394,699	489,266,292

Profit per share, basic (cents)	5.33	60.91	4.85	27.66
Profit per share, diluted (cents)	5.32	60.91	4.84	27.66

Super Group (SGHC) Limited
Consolidated Statements of Financial Position
as at June 30, 2023 and December 31, 2022
(€ in '000s)

	Unaudited
	2023	2022
ASSETS
Non‐current assets
Intangible assets	202,788	164,676
Goodwill	122,050	61,553
Property, plant and equipment	13,921	14,031
Right-of-use assets	13,194	14,165
Deferred tax assets	24,915	23,294
Regulatory deposits	12,029	11,809
Loans receivable	64,711	25,524
Investments in non-listed equity	1,781	1,781
	455,389	316,833
Current assets
Trade and other receivables	125,959	116,800
Income tax receivables	12,104	40,349
Restricted cash	40,253	148,240
Cash and cash equivalents	228,689	254,778
Assets held for sale	31,724	—
	438,729	560,167
TOTAL ASSETS	894,118	877,000

Non-Current liabilities
Lease liabilities	8,548	10,308
Deferred tax liability	6,736	8,707
Derivative financial instruments	—	15,129
	15,284	34,144
Current liabilities
Lease liabilities	6,933	6,951
Interest-bearing loans and borrowings	98	1,203
Trade and other payables	160,425	155,304
Customer liabilities	46,721	50,246
Provisions	42,783	43,745
Income tax payables	23,609	50,761
Derivative liability associated with assets held for sale	23,226	—
Liabilities associated with assets held for sale	7,196	—
	310,991	308,210
TOTAL LIABILITIES	326,275	342,354
EQUITY
Issued capital	289,753	289,753
Treasury stock	(377)	—
Foreign exchange reserve	(6,801)	(6,009)
Retained profit	267,249	234,333
Equity attributable to owners of the parent	549,824	518,077
Non-controlling Interest	18,019	16,569
SHAREHOLDERS' EQUITY	567,843	534,646
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	894,118	877,000